

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2023

Michael Henderson, M.D.
Chief Executive Officer
Apogee Therapeutics, Inc.
221 Crescent St., Building 17, Suite 102b
Waltham, MA 02453

Re: Apogee Therapeutics, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Exhibit Nos. 10.5, 10.7, 10.9, 10.10, 10.11 and 10.12
Filed July 10, 2023
File No. 333-272831

Dear Michael Henderson:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance